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                             November 8, 2021

       Pat Cotroneo
       Chief Financial Officer
       FIBROGEN INC
       409 Illinois Street
       San Francisco, CA 94158

                                                        Re: FIBROGEN INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-36740

       Dear Mr. Cotroneo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed March 1, 2021

       Cover Page

   1. At the onset of Part 1, provide prominent disclosure that you are not a Chinese operating company but a United
States holding company with operations conducted by your
                                                        subsidiary and through
contractual arrangements with a variable interest entity (VIE)
                                                        based in China and that
this structure involves unique risks to investors. Explain whether the VIE structure is
used to replicate foreign investment in Chinese-based companies where Chinese law
prohibits direct foreign investment in the operating companies, and disclose that investors
may never directly hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or value of your
common stock, including that it could cause the value of such securities to
significantly decline or become worthless. Provide a cross-reference to your detailed discussion of
risks facing the company as a result of this structure.
 Pat Cotroneo
FirstName LastNamePat  Cotroneo
FIBROGEN     INC
Comapany 8,
November   NameFIBROGEN
              2021          INC
November
Page 2    8, 2021 Page 2
FirstName LastName
2. At the onset of Part 1, provide prominent disclosure about the legal and operational risks associated with being based in or having a significant portion of the
company   s operations
         in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange. Your
         Business section should address, but not necessarily be limited to, the risks highlighted in
         Part 1.
3. At the onset of Part 1, clearly disclose how you will refer to the holding company, subsidiaries, and VIE when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
terms such as    we    or
            our    when describing activities or functions of a VIE. Disclose clearly the entity
         (including the domicile) in which investors are purchasing their interest.
4. At the onset of Part 1, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and its VIE, and direction of transfer. Quantify any dividends or distributions that a subsidiary or VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
Summary, page 3

5. In a separate summary discussion, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a
         diagram of the company   s corporate structure, including who the
equity ownership
         interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the
         VIE   s operations and financial results into your financial
statements. Identify clearly the
         entity in which investors are purchasing their interest and the entity(ies) in which the
         company   s operations are conducted. Describe the relevant
contractual agreements
         between the entities and how this type of corporate structure may affect investors and the
 Pat Cotroneo
FirstName LastNamePat  Cotroneo
FIBROGEN     INC
Comapany 8,
November   NameFIBROGEN
              2021          INC
November
Page 3    8, 2021 Page 3
FirstName LastName
         value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the United States holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
6. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having a significant portionof the company   s operations
in China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks . For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. On page 1 and as a separate risk factor under Item 1A, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors, including approvals needed to transfer scientific data.
          State whether you or your subsidiaries are covered by permissions requirements from the
         CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied, including those related to the transfer of scientific data. Revise for the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Item 1A. Risk Factors, page 49

8. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct a significant portion of your operations.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
 Pat Cotroneo
FIBROGEN INC
November 8, 2021
Page 4
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock.
10. For your summary risk factor discussion and the full risk factor section, please provide the risk factors related to China prior to your other risk factor discussions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNamePat Cotroneo                                 Sincerely,
Comapany NameFIBROGEN INC
                                                               Division of
Corporation Finance
November 8, 2021 Page 4                                        Office of Life
Sciences
FirstName LastName